Exhibit 4.1

RAINMAKER WORLDWIDE INC.

DESCRIPTION OF COMMON STOCK REGISTERED UNDER
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2025, Rainmaker Worldwide Inc., a Nevada corporation (the “Company,” “we,” “us” or “our”), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.001 per share (the “Common Stock”).

The following summary describes the material terms of our Common Stock. It is qualified in its entirety by our Articles of Incorporation, as amended, including the Certificate of Designation of Series A Preferred Stock, as amended (the “Certificate of Designation”), our Bylaws and applicable Nevada law. References to our governing documents include the versions applicable to the rights described below.

Authorized Capital Stock

Our authorized capital consists of 500,000,000 shares of Common Stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. Of the authorized preferred stock, 600,000 shares have been designated Series A Preferred Stock. Outstanding shares of Common Stock are fully paid and nonassessable.

Voting Rights

Each share of Common Stock entitles its holder to one vote on matters submitted to stockholders. Common stockholders do not have cumulative voting rights. Subject to applicable law and the rights of preferred stockholders, directors are elected by a plurality of the votes cast. The voting and director-election rights of common stockholders are subject to the separate approval, voting and director-appointment rights of the Series A Preferred Stock described below.

Dividends

Holders of Common Stock are entitled to receive dividends proportionately when declared by our Board of Directors from funds legally available for that purpose, subject to applicable law and any applicable rights of outstanding preferred stock. Common Stock does not carry a fixed dividend entitlement.

Liquidation Rights

Upon our liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in assets remaining for distribution to common stockholders after payment or provision for our debts and liabilities and satisfaction of any applicable preferential rights of outstanding preferred stock.

Other Rights

Common stockholders have no preemptive, conversion or other subscription rights by virtue of holding Common Stock. Our Common Stock is not subject to redemption or sinking fund provisions.

Preferred Stock Rights Affecting Common Stock

Our Board of Directors may establish series of preferred stock and determine their rights and preferences within the authority granted by our Articles of Incorporation and applicable law, subject to existing preferred stockholder rights. These rights may adversely affect the voting power and economic interests of common stockholders.

The Series A Preferred Stock carries separate class approval rights for matters submitted to stockholders and voting power equal to 50.1% of the Company’s voting stock on a proposed reverse stock split. The Certificate of Designation also provides approval rights over dilutive issuances, with an exception for exercise or conversion of outstanding securities, rights to appoint up to three directors per holder subject to specified procedures, and rights to authorize a reverse stock split. The dilution-approval, director-appointment and rollback rights contain termination provisions, including upon conversion or redemption of all outstanding preferred shares, a Change of Control, or the specified written agreement.

Series A Preferred Stock provides a monthly dividend of 1.5% of its original purchase price, payable in cash or, at our election, restricted Common Stock. It also provides conversion and purchase rights relating to Common Stock, subject to its terms and the availability of authorized shares. Issuances under these provisions may dilute common stockholders. Specified events give preferred holders repurchase rights and, if the Company fails to repurchase within the prescribed period, a conditional option to receive the Company’s equity interest in Rainmaker Worldwide Inc., an Ontario corporation. Exercise of these rights could reduce assets available to common stockholders.

Stockholder Meetings and Written Consents

Under our Bylaws, special stockholder meetings may be called by the Board of Directors or persons authorized by the Board. Subject to applicable law and our governing documents, a quorum generally requires a majority of the shares entitled to vote on the matter, represented in person or by proxy. Stockholder action may be taken by written consent without a meeting, subject to the applicable voting requirements and any required separate class approval.

Provisions That May Affect a Change in Control

The absence of cumulative voting, the authority to issue additional shares, the Board’s authority over special meetings, and the preferred stock rights described above may discourage, delay or prevent a change in control. Additional issuances may dilute existing ownership and voting power. These provisions may affect a transaction that some common stockholders would consider favorable.

Trading Symbol and Transfer Agent

Our Common Stock trades in the over-the-counter market under the symbol “RAKR.” The transfer agent and registrar for our Common Stock is Pacific Stock Transfer Company.